FIRST AMENDMENT TO THE NORTEK, INC.
SUPPLEMENTAL EXECUTIVE RETIREMENT PLAN C

WHEREAS, Nortek, Inc. (the "Company") adopted the Nortek, Inc. Supplemental Executive Retirement Plan C (the "Plan") effective January 1, 2002; and

WHEREAS, the Plan provides that the Board may, from time to time, amend said Plan provided that such amendment does not reduce the accrued benefit of any participant.

NOW, THEREFORE, the Plan is hereby amended and revised to read as follows

1.   Section 2.2 entitled "Average Compensation" is hereby amended to read as follows:

"2.2. "Average Compensation" means a Participant's average annual Eligible Compensation from the Company during his three consecutive calendar years as an Employee in which such compensation was greatest. If a Participant's last calendar year of employment is a period of less than twelve months, then the final calendar year of compensation shall include the twelve month equivalent of the base salary in effect at the time of termination. For this purpose, "Eligible Compensation" shall mean: (i) the Participant's base salary, (ii) including any salary reductions made on behalf of the Participant under any cafeteria, flexible benefits, or 401(k) plan sponsored by the Company which are excluded from gross income under Sections 125 or 402(e)(3) of the Internal Revenue Code, (iii) any amount deferred by the Participant on an elective basis under any other non-qualified deferred compensation plan of the Company:, and (iv) 50% of the amount of any bonus payment which is received from the Company and included in gross income in any calendar year used to compute the Participant's "Average Compensation." However, any payment made under a change of control or other separation agreement shall not be considered as Eligible Compensation hereunder unless the agreement providing for the payment specifically proves for its inclusion as Eligible Compensation under this Plan."

2.   Section 5.2 entitled "Early Commencement of Benefits" is amended in its entirety to read as follows:

" 5.2   Early Commencement of Benefits. A vested Participant who ceases to be an Employee before Normal Retirement Age because of retirement may thereafter, with the consent of the Board, elect to have his retirement benefit under the Plan commence any time after the attainment of age 55 (but not later than the Participant's Normal Retirement Date). If a Participant elects to have his retirement benefit commence before his Normal Retirement Date, the retirement benefit payable to him will be reduced using the factors set forth in Schedule B; provided that any Employee who was a Participant in the Plan on August 25, 2004 shall commence receiving a retirement benefit under the Plan as of September 1, 2006 without reduction for early retirement. The reduction factors shall be applied to the net benefit that would be payable at Normal Retirement Date after the offset provided for in 5.1(a)(i) above, and then the reduced benefit shall be further reduced for the offsets provided for in 5.1(a)(ii) and (iii)."

IN WITNESS WHEREOF, the Company has caused this First Amendment to be executed this 29th day of March, 2004.

NORTEK, INC.

By: /s/Edward J. Cooney